# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Theravance Biopharma, Inc., CIK 0001583107
CUSIP: G8807B106
Title of class of securities: Ordinary Share $0.00001 par value
Address of issuer's principal executive offices: C/O Theravance Biopharma US, Inc.,, 901 Gateway Boulevard,, South San Francisco,, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-007116
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 3,434,191; shared voting power 0; sole dispositive power 3,434,191; shared dispositive power 0; aggregate amount beneficially owned 3,434,191 (6.7% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,212,712; shared voting power 0; sole dispositive power 2,212,712; shared dispositive power 0; aggregate amount beneficially owned 2,212,712 (4.3% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Theravance Biopharma, Inc.
Address of issuer's principal executive offices: C/O Theravance Biopharma US, Inc., 901 Gateway Boulevard, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of June 30, 2026, NTE held 2,212,712 ordinary shares $0.00001 par value ("Ordinary Shares"), and NP held 1,221,479 Ordinary Shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of June 30, 2026, Newtyn Management may be deemed to beneficially own the 3,434,191 Ordinary Shares held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon 51,553,005 Ordinary Shares issued and outstanding as of April 30, 2026, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

Pursuant to Item 5 below, this Schedule 13G is an exit filing solely with respect to NTE.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management, LLC - 3,434,191.00
Newtyn TE Partners, LP - 2,212,712.00
Percent of class:
Newtyn Management, LLC - 6.7 %
Newtyn TE Partners, LP - 4.3 %
Sole power to vote or to direct the vote:
Newtyn Management, LLC - 3,434,191.00
Newtyn TE Partners, LP - 2,212,712.00
Shared power to vote or to direct the vote:
Newtyn Management, LLC - 0.00
Newtyn TE Partners, LP - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management, LLC - 3,434,191.00
Newtyn TE Partners, LP - 2,212,712.00
Shared power to dispose or to direct the disposition:
Newtyn Management, LLC - 0.00
Newtyn TE Partners, LP - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated August 16, 2024, by and among Newtyn Management, LLC and Newtyn TE Partners, LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on August 16, 2024).

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (08/14/2026)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (08/14/2026)